FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 07, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Notice of Redemption

The Royal Bank of Scotland Group plc (the "Issuer")

The holders of the:

-     CAD600,000,000 Fixed/Floating Undated Callable Step-Up Tier 1 Notes (the "CAD Tier 1 Notes") (ISIN: CA780097AT83 / CUSIP: 780097AT8 / Common Code: 032385311)

-     $1,600,000,000 Fixed Rate/Floating Rate Preferred Capital Securities (the "USD Capital Securities") (ISIN: US780097AS09 / XS0323865047 / CUSIP: 780097AS0 / Common Code: 32386504)

(together, the "Notes")

have been notified by the Issuer of the upcoming redemption of the Notes on 5 October 2017 (the "Redemption Date"). The amount of the CAD Tier 1 Notes and the USD Capital Securities currently outstanding is CAD320,689,000.00  and USD563,705,000.00, respectively.

Terms used but not defined herein shall have the meaning given to them in the relevant notice of redemption. The Notes are being redeemed pursuant to Conditions 6(d) and 6(i) (in respect of the CAD Tier 1 Notes) and Conditions 5(d) and 5(h) (in respect of the USD Capital Securities) at par, together with interest accrued to (but excluding) the Redemption Date and including any Deferred Interest Payments. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notices, please click on the relevant link below.

http://www.rns-pdf.londonstockexchange.com/rns/3332N_-2017-8-7.pdf

http://www.rns-pdf.londonstockexchange.com/rns/3332N_1-2017-8-7.pdf

For further information, please contact:

RBS Investor Relations

Matthew Richardson

Head of Fixed Income Investor Relations

Tel: +44 (0)20 7678 1800

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 07 August 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary